UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )

Under the Securities Exchange Act of 1934

Epirus Biopharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

29428P 107

(CUSIP Number)

July 15, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29428P 107

1.	Names of Reporting Persons: Livzon MABPharm Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 15,660,235
	6.	Shared Voting Power: N/A
	7.	Sole Dispositive Power: 15,660,235
	8.	Shared Dispositive Power: N/A
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,660,235
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 12.14%*
12.	Type of Reporting Person (See Instructions): CO

*	The percentage is calculated based upon 128,990,809 shares of common stock, $0.001 par value per share, of Epirus Biopharmaceuticals, Inc. outstanding on July 15, 2014 (as reflected in the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2014).

ITEM 1.

(a) - Name of Issuer: Epirus Biopharmaceuticals, Inc., a Delaware Corporation (the “Issuer”).

(b) - Address of Issuer’s Principal Executive Offices: 699 Boylston Street, Eleventh Floor, Boston, MA 02116

ITEM 2.

(a) - Name of Person Filing: Livzon MABPharm Inc. (the “Reporting Person”).

(b) - Address of Principal Business Office or, if none, Residence: No. 132, Guihua Road North, Gongbei, Zhuhai, Guangdong, China, 519020

(c) - Citizenship: China

(d) - Title of class of securities: Common Stock

(e) - CUSIP No.: 29428P 107

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned: 15,660,235
(b)	Percent of class: 12.14%*
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 15,660,235
(ii)	Shared power to vote to direct the vote: None
(iii)	Sole power to dispose or to direct the disposition of: 15,660,235
(iv)	Shared power to dispose or to direct the disposition of: None

*	The percentage is calculated based upon 128,990,809 shares of common stock, $0.001 par value per share, of Epirus Biopharmaceuticals, Inc. outstanding on July 15, 2014 (as reflected in the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2014).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2014

LIVZON MABPHARM INC.

/s/ Daotian Fu
Daotian Fu, President